CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

The successful business operation and reputation of Rapidtron are valuable assets that are vital to our success. We build our success and reputation upon the principles of fair dealing and ethical conduct of our officers, employees and directors. Our reputation for integrity and excellence requires careful observance of the spirit and letter of all applicable laws and regulations, as well as a scrupulous regard for the highest standards of conduct and personal integrity.

Each officer, employee, and director, owes a duty to our company, its customers, and shareholders to act in a way that will merit the continued trust and confidence of the public. The purposes of this Code of Business Conduct and Ethics (this "Code") are to: (i) focus directors and employees on areas of ethical risk; (ii) provide guidance to help them recognize and deal with ethical issues; (iii) provide mechanisms for them to report unethical conduct; and (iv) foster among them a culture of honesty and accountability. No code of conduct can replace the thoughtful behavior of an ethical officer, employee or director. Accordingly, dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether the Code specifically addresses such conduct.

Rapidtron and each of its officers, employees and directors will comply with all applicable laws and regulations, and we expect our officers, employees and directors to conduct business in accordance with the letter, spirit, and intent of all relevant laws. This Code applies to all of the Corporation's officers, employees and directors.

Implementation and Oversight of This Code

Our Board of Directors ("Board") is ultimately responsible for the implementation of this Code. The Board has designated the Chief Executive Officer (CEO) to administer this Code. The CEO shall until further notice act as the compliance officer (the "Compliance Officer") to assist in administration of the Code with respect to employees.

Questions regarding the application or interpretation of this Code are inevitable. You should feel free to direct questions to the Compliance Officer.

Statements in this Code to the effect that certain actions may be taken only with the "company's approval" mean that the Compliance Officer or, as appropriate, the Board must give prior written approval before the proposed action may be undertaken.

We require all directors and employees to comply with this Code. Upon your receipt of this Code, and also from time to time as we deem to be necessary, we will require you to sign an acknowledgement confirming that you have read and understood the Code and agree to comply with its provisions.

Compliance with Law and Regulations

You must comply with a variety of laws applicable to the company and its operations, and some carry criminal penalties. These laws include, but are not limited to, international, federal and state laws relating to the company's business (including occupational safety laws and state laws relating to duties owed by corporate officers and directors) and status as a publicly-held corporation.

Examples of criminal violations of the law include: making false or misleading disclosures in documents filed with the Securities and Exchange Commission (the "SEC"); trading in securities while in possession of inside information; stealing, embezzling or misapplying the company's funds; using threats, physical force or other unauthorized means to collect money; or making a payment for an expressed purpose on the company's behalf to an individual who intends to use it for a different purpose. The company must and will report all suspected criminal violations to the appropriate authorities for possible prosecution, and will


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investigate, address and report, as appropriate, non-criminal violations.

Avoidance of Actual, Potential or Apparent Conflicts of Interest

You are required to conduct your outside associations and personal businesses, financial and other relationships in a manner that will avoid any actual, potential or apparent conflict of interest between yourself and the company.
The term "outside association" refers to any affiliation, association, interest or employment that you have with an entity other than with the company. It is impractical to conceive of and set forth rules that cover all situations in which a conflict of interest may arise. The basic factor in all conflict of interest situations is, however, the division of loyalty, or the perception of a division of loyalty, between the company's best interest and your interests.

Employees are not permitted to engage in self-dealing. All employees must obtain the company's consent prior to entering into or continuing negotiations with any existing or potential customer or vendor with whom the employee has an outside association. Furthermore, if you become aware of any such relationship, you must promptly report it to your immediate supervisor or to the Compliance Officer.

Full, Fair, Accurate and Timely Disclosures by the Company to the Public

If you participate, directly or indirectly, in the preparation of the financial and other disclosures that the company makes to the public, including in its filings with the SEC or by press releases, you must, in addition to acting honestly, ethically and with integrity and comply with this Code and all applicable laws, rules and regulations, ensure the full, fair, timely, accurate and understandable disclosure required to be made in the filings with the SEC and in other public communications made by the company, and take all reasonable measures to protect the confidentiality of non-public information about the company.

Insider Trading

It is illegal for any officer, employee, or director to trade in the securities of any public company, including the company's securities while in the possession of material inside (nonpublic) information. It is also illegal for any employee, officer, or director to give material inside information to others, especially those who may trade on the basis of that information. Information is "material" if a reasonable investor would consider it important in making a decision to buy, sell or retain securities. Both positive and negative information may be material. In general, information that is likely to affect the market price of a security is also likely to be considered material. If there is doubt, information should be assumed to be material.

Reporting Requirements and Enforcement

If you learn of or suspect illegal, unethical or other improper conduct, including any violation of this Code, that has occurred or is likely to occur, you must immediately report the violation to the Compliance Officer, another member of the company's senior management, or the chairperson or other member of the Board. Directors and employees who report violations or suspected violations in good faith will not be subject to retaliation of any kind.

Compliance with this policy of business ethics and conduct is the responsibility of every employee. Disregarding or failing to comply with this standard of business ethics and conduct could lead to disciplinary action, up to and including possible termination of employment.


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